Exhibit 99.1

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001, 11/01/10

September 30,
Name of Entity	ABN/ARSN
SIMS METAL MANAGEMENT LIMITED	69 114 838 630

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back

On-market share buy-back

2	Date Appendix 3C was given to ASX

7 October 2011

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

	September 30,	September 30,
	Before previous day	Previous day

3 Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,525,784	125,000

4 Total consideration paid or payable for the shares/units	$19,486,036.78	$1,570,587.50

+ See chapter 19 for defined terms.

1/11/2010

Appendix 3E Page 1

Appendix 3E

Daily share buy-back notice

5	If buy-back is an on-market buy-back

	September 30,	September 30,	September 30,
Before previous day		Previous day

highest price paid:	13.9550	highest price paid:	$12.6800
lowest price paid:	11.9200	lowest price paid:	$12.4300
		highest price allowed under rule 7.33:	$13.8474

Participation by directors

6	Deleted 30/9/2001.

_____________

How many shares/units may still be bought back?

7	If the company/trust has disclosed an intention to buy back a maximum number of shares/units – the remaining number of shares/units to be bought back

18,953,087

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Frank Moratti	Date: 21/12/11
(Company secretary)

Print name:	Frank Moratti

September 30,	September 30,	September 30,

+ See chapter 19 for defined terms.

Appendix 3E Page 2		1/11/2010